February 5, 2014

VIA EDGAR Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining
Re:    Oxford Industries, Inc.
Form 10-K for Fiscal Year Ended February 2, 2013
Filed April 4, 2013
File No. 001-04365

Dear Ms. Jenkins:

We have received the comments of the Staff of the Securities and Exchange Commission (the “Commission”) in your letter dated January 24, 2014 (the “Comment Letter”) concerning the above-referenced filing (the “Filing”) made by Oxford Industries, Inc. (the “Company”) with the Commission. This letter includes each of the Staff’s comments from the Comment Letter and the Company’s response to each of the Staff’s comments.

Form 10-K for Fiscal Year Ended February 2, 2013
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46
Comparable Store Sales, page 50

Staff’s Comment No. 1: You include sales from your e-commerce sites, excluding sales associated with e-commerce flash clearance sales, in your comparable store sale calculation in fiscal 2012. Please clarify in future filings whether or not your comparable store sales calculation includes e-commerce shipping and handling revenues.

Response: Our calculation of comparable store sales metrics is based on net sales, which includes any associated shipping and handling revenues. Shipping and handling revenues have not historically been a material percentage of our direct to consumer sales (less than 1% of our consolidated direct to consumer sales in fiscal 2012) and have been decreasing as a percentage of direct to consumer sales. This decreasing significance is primarily attributable to the increasing prevalence of free shipping initiatives in our industry and within our business. In our future filings, we will clarify that shipping and handling revenues are included in our calculation of comparable store sales.

Securities and Exchange Commission

Item 8. Financial Statements and Supplementary Data, page 86
Consolidated Balance Sheets, page 86

Staff’s Comment No. 2: In future filings, please separately disclose, either on your balance sheet or in your footnotes, any elements of accounts payable and other accrued expenses that exceed 5 percent of total current liabilities. Refer to Rule 5-02(20) of Regulation S-X. Please provide us your proposed disclosure.

Response: In future filings, on our consolidated balance sheet we will present accounts payable and other accrued expenses and liabilities as separate line items. Further, we will evaluate and present separately any class of items within other accrued expenses and liabilities which accounts for greater than 5 percent of total current liabilities. As of February 2, 2013 and January 28, 2012, no class of items within other accrued expenses and liabilities was greater than 5 percent of total current liabilities. By way of example, the current liabilities section of our consolidated balance sheet from our Fiscal 2012 Form 10-K (marked to show the changes from our actual disclosures therein), revised to separately itemize accounts payable and other accrued expenses and liabilities would read as follows:

	February 2, 2013	January 28, 2012
Current Liabilities:
Accounts payable ~~and other accrued expenses~~	$66,014 ~~90,850~~	$66,471 ~~89,149~~
Accrued compensation	25,472	23,334
Other accrued expenses and liabilities	24,836	22,678
Contingent consideration current liability	-	2,500
Short-term debt	7,944	2,571
Total current liabilities	$124,266	$117,554

Notes to Consolidated Financial Statements, page 91
Note 1. Summary of Significant Accounting Policies, page 91
Cost of Goods Sold, page 94

Staff’s Comment No. 3: Please revise your accounting policy in future filings to clarify whether or not you allocate a portion of your depreciation and amortization expenses to cost of goods sold. If you do not allocate any depreciation and amortization expenses to cost of goods sold, please remove the gross profit subtotal from your consolidated statements of earnings in future filings and re-label the cost of goods sold line item throughout the filing to indicate that it excludes depreciation and amortization. Refer to SAB Topic 11:B. Please provide us your proposed disclosure.

Response: We include depreciation and amortization amounts related to our manufacturing, sourcing and procurement operations within cost of goods sold in our consolidated statements of earnings. Such amounts have not been material to our financial statements in recent years (representing less than 1% of our cost of goods sold in fiscal 2012). In our accounting policy in future filings, we will clarify that our cost of goods sold includes such depreciation and amortization expense, as set forth below (marked to show the changes from our actual disclosure in our Fiscal 2012 Form 10-K):

Cost of Goods Sold

Securities and Exchange Commission

We included in cost of goods sold and inventories, all manufacturing, sourcing and procurement costs and expenses incurred prior to or in association with the receipt of finished goods at our distribution facilities, as well as in-bound freight from our warehouse to our retail stores. The costs prior to receipt at our distribution facilities include product cost, inbound freight charges, import costs, purchasing costs, internal transfer costs, direct labor, manufacturing overhead, insurance duties, brokers’ fees, ~~and~~ consolidators’ fees and depreciation and amortization expense associated with our manufacturing, sourcing and procurement operations. Our gross margins may not be directly comparable to those of our competitors, as statement of earnings classifications of certain expenses may vary by company.

Note 10. Operating Groups, page 124

Staff’s Comment No. 4: Please disclose in future filings the amounts of your external revenues and long-lived assets that are related to the United States. Refer to ASC 280-10-50-41. Please provide us your proposed disclosure.

Response: In future filings, we will revise our disclosure to identify the amounts of our external revenues and long-lived assets related to our United States operations. For example, disclosures for assets and net sales data in Note 10 to our consolidated financial statements included in our Fiscal 2012 Form 10-K, revised to reflect this disclosure and marked to show the changes from our actual disclosure in our Fiscal 2012 Form 10-K, would read as follows:

Net book value of our property and equipment, by geographic area is presented below (in thousands):

	February 2, 2013	January 28, 2012
United States ~~North America~~	$115,022	$86,315
United Kingdom and Europe	8,140	5,211
Other foreign	5,720	1,680
Total	$128,882	$93,206

Net sales recognized by geographic area is presented below (in thousands):

	Fiscal 2012	Fiscal 2011	Fiscal 2010
United States ~~North America~~	$793,289 ~~794,672~~	$691,945 ~~693,969~~	$540,942 ~~541,750~~
United Kingdom and Europe	51,536	62,671	58,465
Other foreign	10,717 ~~9,334~~	4,297 ~~2,273~~	4,540 ~~3,732~~
Total	$855,542	$758,913	$603,947

For the Staff’s information, we note that the net sales previously attributable to North America that were reclassified to Other Foreign above related to sales to Canadian customers. As of February 2, 2013 and January 28, 2012, we did not have any property and equipment in Canada, resulting in no change in the amounts of property and equipment set forth above.

* * * *

Securities and Exchange Commission

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any additional questions or concerns, please do not hesitate to contact me at (404) 653-1511.

Thank you for your assistance.

Very truly yours,

/s/ K. Scott Grassmyer

K. Scott Grassmyer

cc: Suying Li
Rufus Decker, Branch Chief